

December 22, 2016

<u>Via E-mail</u>
John Forney
Chief Executive Officer
United Insurance Holdings Corporation
800 2nd Avenue S.
St. Petersburg, Florida 33701

      Re: **United Insurance Holdings Corporation**
                Preliminary Proxy Statement on Schedule 14A
                Filed October 5, 2016
                File No. 001-35761

Dear Mr. Forney:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Joseph McCann for

                        Suzanne Hayes
                        Assistant Director
                        Office of Healthcare and Insurance

cc: <u>Via E-mail</u>
         Scott R. Williams, Esq.
         Sidley Austin LLP